FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Piccolo, C.A. Lance (Last) (First) (Middle) 3000 Galleria Tower, Suite 1000 (Street) Birmingham, AL 35244 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Caremark Rx, Inc. CMX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 31, 2002 5. If Amendment, Date of Original (Month/Year) /	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director Officer (give title below)	10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, par value $.001							85,641(1)	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Unit		7/1/02		A	1,680.30		(2)		Common Stock, $.001 par value	1,680.30	$17.11	1,680.30	D

Stock Option	$3.25	10/19/98		A	(1)		10/19/98(3)	10/19/08	Common Stock, $.001 par value	400,000		400,000	D
Stock Option	$5.4375	1/27/99		A	(1)		1/27/99(3)	1/27/09	Common Stock, $.001 par value	50,000		50,000	D
Stock Option	$3.875	3/8/00		A	(1)		3/8/00(3)	3/8/10	Common Stock, $.001 par value	25,000		25,000	D
Stock Option	$12.25	1/12/01		A	(1)		1/12/01(3)	1/12/11	Common Stock, $.001 par value	25,000		25,000	D
Stock Option	$15.80	1/2/02		A	(1)		1/2/02(3)	1/2/12	Common Stock, $.001 par value	25,000		25,000	D

Explanation of Responses:

 (1) Previously reported, for information purposes only.  (2) These stock units were accrued under the Caremark Rx, Inc. Director Deferred Compensation Plan, pursuant to which the reporting person has deferred an annual retainer and/or meeting fees.  The reporting person may elect payment of the stock units in the form of a lump sum payment of Caremark Rx, Inc. common stock no earlier than 4 years after the last day of the calendar year in which the compensation attributable to the stock units was deferred.  Payment will be made within a reasonably practicable period of time following the earlier of a change in control (as defined in the plan) or the cessation of the reporting person’s status as a non-employee member of the Caremark Rx, Inc. Board of Directors.  (3) 34% of these options are exercisable on the grant date, and 33% are exercisable on each of the 1st and 2nd anniversaries of the grant date.

/s/ C.A. Lance Piccolo	1/31/03
** Signature of Reporting Person	Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002